UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

GRAPHON CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

388707101

(CUSIP Number)

Joyce J. Mason, Esq.

General Counsel and Secretary

IDT Corporation

520 Broad Street

Newark, New Jersey 07102

(973) 438-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON IDT Capital, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 36-4568911
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,555,500 8 SHARED VOTING POWER N/A 9 SOLE DISPOSITIVE POWER 5,555,500 10 SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,555,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0% of Common Stock*
14	TYPE OF REPORTING PERSON CO

*	The shares beneficially owned by the Reporting Person consist of 37,037 shares of Series A Participating Convertible Preferred Stock, par value $0.01 per share, of the Issuer (“Series A Stock”) and warrants (“Series B Warrants”) to purchase 18,518 shares of Series B Participating Convertible Preferred Stock, par value $0.01 per share, of the Issuer (“Series B Stock”) at an exercise price of $40.00 per share. Each share of Series A Stock and Series B Stock is convertible into 100 shares of common stock, par value $0.0001, per share of the Issuer (“Common Stock”) without consideration being paid therefor, and has that number of votes equal to the aggregate number of shares of Common Stock into which such share is then convertible. Thus, the Reporting Person is entitled to 3,703,700 votes in respect of the shares of Series A Stock it beneficially owns and 1,851,800 votes in respect of the shares of Series B Stock it would receive upon exercise of the Series B Warrants, for an aggregate total of 5,555,500 votes. The percentage listed in Line 13 above assumes the exercise of all Series B Warrants and all outstanding warrants to acquire shares of Common Stock. The calculation is based on an aggregate total of 46,147,047 shares of Common Stock outstanding and underlying all warrants of the Issuer, as set forth in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on February 11, 2005.

SCHEDULE 13D

1	NAME OF REPORTING PERSON IDT Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 223415036
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,555,500 8 SHARED VOTING POWER N/A 9 SOLE DISPOSITIVE POWER 5,555,500 10 SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,555,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0% of Common Stock*
14	TYPE OF REPORTING PERSON CO

*	The shares beneficially owned by the Reporting Person consist of 37,037 shares of Series A Stock and Series B Warrants to purchase 18,518 shares of Series B Stock at an exercise price of $40.00 per share. Each share of Series A Stock and Series B Stock is convertible into 100 shares of Common Stock without consideration being paid therefor, and has that number of votes equal to the aggregate number of shares of Common Stock into which such share is then convertible. Thus, the Reporting Person is entitled to 3,703,700 votes in respect of the shares of Series A Stock it beneficially owns and 1,851,800 votes in respect of the shares of Series B Stock it would receive upon exercise of the Series B Warrants, for an aggregate total of 5,555,500 votes. The percentage listed in Line 13 above assumes the exercise of all Series B Warrants and all outstanding warrants to acquire shares of Common Stock. The calculation is based on an aggregate total of 46,147,047 shares of Common Stock outstanding and underlying all warrants of the Issuer, as set forth in the Schedule 14A filed by the Issuer with the SEC on February 11, 2005.

SCHEDULE 13D

1	NAME OF REPORTING PERSON Howard S. Jonas I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,555,500 8 SHARED VOTING POWER N/A 9 SOLE DISPOSITIVE POWER 5,555,500 10 SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,555,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0% of Common Stock*
14	TYPE OF REPORTING PERSON IN

*	The shares beneficially owned by the Reporting Person consist of 37,037 shares of Series A Stock and Series B Warrants to purchase 18,518 shares of Series B Stock at an exercise price of $40.00 per share. Each share of Series A Stock and Series B Stock is convertible into 100 shares of Common Stock without consideration being paid therefor, and has that number of votes equal to the aggregate number of shares of Common Stock into which such share is then convertible. Thus, the Reporting Person is entitled to 3,703,700 votes in respect of the shares of Series A Stock it beneficially owns and 1,851,800 votes in respect of the shares of Series B Stock it would receive upon exercise of the Series B Warrants, for an aggregate total of 5,555,500 votes. The percentage listed in Line 13 above assumes the exercise of all Series B Warrants and all outstanding warrants to acquire shares of Common Stock. The calculation is based on an aggregate total of 46,147,047 shares of Common Stock outstanding and underlying all warrants of the Issuer, as set forth in the Schedule 14A filed by the Issuer with the SEC on February 11, 2005.

SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of GraphOn Corporation, a Delaware corporation (“GraphOn” or the “Issuer”), having its principal executive offices at 3130 Winkle Avenue, Santa Cruz, California 95065.

Item 2. Identity and Background

(a) - (b) This statement is being filed jointly by IDT Capital, Inc., a Delaware corporation (“IDT Capital”), IDT Corporation, a Delaware corporation (“IDT”), and Howard S. Jonas, a United States citizen (“Jonas”, and collectively with IDT Capital and IDT, the “Reporting Persons”).

IDT Capital is a holding company that invests in, develops and operates businesses in a variety of industries. IDT Capital is a wholly owned subsidiary of IDT. The address of its principal office and principal place of business is 520 Broad Street, Newark, New Jersey 07102.

IDT is a holding company, which owns approximately 95.2% of IDT Telecom, Inc, 94.4% of IDT Media, Inc., 100% of IDT Capital, 100% of Winstar Communications, LLC and, after the consummation of a pending transaction with Liberty Media Corporation, 41% of Net2Phone, Inc. The address of its principal office and principal place of business is 520 Broad Street, Newark, New Jersey 07102.

Jonas is the Chairman of the Board of Directors of IDT, Chairman of the Board of Directors of IDT Telecom, Inc. and a director of Net2Phone, Inc., and owns capital stock possessing approximately 57.9% of the voting power of IDT. The address of his principal place of business is 520 Broad Street, Newark, New Jersey 07102.

(c) The name, business address, and principal occupation of each executive officer and director of IDT Capital and IDT are set forth in Exhibits 1 and 2, respectively, hereto and are incorporated herein by reference.

(d) - (e) During the last five years, none of the Reporting Persons, nor to the best of IDT Capital’s knowledge any executive officer or director of IDT Capital, nor to the best of IDT’s knowledge any executive officer or director of IDT, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

(f) To the best of IDT Capital’s knowledge, each of its executive officers and directors named in Exhibit 1 is a United States citizen, except as indicated in Exhibit 1.

To the best of IDT’s knowledge, each of its executive officers and directors named in Exhibit 2 is a United States citizen, except as indicated in Exhibit 2.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 4. Purpose of Transaction

IDT Capital purchased the shares of Series A Stock and Series B Warrants for investment purposes. IDT Capital used cash on hand to purchase the shares of Series A Stock and Series B Warrants.

UNIT PURCHASE AGREEMENT. On February 2, 2005 (the “Closing Date”), IDT Capital purchased 37,037 shares of Series A Stock and 18,518 Series B Warrants for an aggregate purchase price of $999,999 pursuant to the Unit Purchase Agreement, dated as of January 31, 2005, by and among the Issuer, IDT Capital and the other parties thereto (the “Unit Purchase Agreement”).

INVESTOR RIGHTS AGREEMENT. In connection with the Unit Purchase Agreement, IDT Capital, the other investors party to the Unit Purchase Agreement (together with IDT Capital, each an “Investor”) and the Issuer entered into the Investor Rights Agreement, dated as of January 31, 2005 (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, the parties agreed that, for a period of five years from the Closing Date, in the event the Issuer wishes to issue additional shares of Common Stock or securities convertible into shares of Common Stock (“Convertible Securities”) each Investor shall be entitled to purchase that number of shares of Common Stock or Convertible Securities proposed to be issued in proportion to the Investor’s proportionate ownership of the outstanding shares of Common Stock.

The descriptions of the Unit Purchase Agreement and Investor Rights Agreement throughout this Schedule 13D are qualified by reference to such Unit Purchase Agreement and Investor Rights Agreement, copies of which are attached hereto as Exhibits 3 and 4, respectively, and are incorporated herein by reference.

Each of the Reporting Persons intends to continuously review its investment in GraphOn, and may in the future determine, either alone or as part of a group (i) to acquire additional securities of GraphOn, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of GraphOn owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) - (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, GraphOn’s business and prospects, other developments concerning GraphOn and its businesses generally, other business opportunities available to the Reporting Persons, developments with respect to the business of the Reporting Persons, changes in law and government regulations, general economic conditions and money and stock market conditions, including the market price of the securities of GraphOn.

Other than the transactions and events described above, the Reporting Persons have no plans or proposals with respect to GraphOn or its securities that relate to, or would result in, any of the transactions described in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) IDT Capital beneficially owns 37,037 shares of Series A Stock and Series B Warrants to purchase 18,518 shares of Series B Stock at an exercise price of $40.00 per share. Each share of Series A Stock and Series B Stock is convertible into 100 shares of Common Stock without consideration being paid therefor, and has that number of votes equal to the aggregate number of shares of Common Stock into which such share is then convertible. Assuming the conversion of all shares of Series A Stock into shares of Common Stock, the exercise of all Series B Warrants into Shares of Series B Stock, and the conversion of all Series B Stock and all other outstanding warrants of the Issuer into shares of Common Stock, IDT Capital owns approximately 12% of the combined voting power of the Issuer. The calculation is based on an aggregate total of 46,147,047 shares of Common Stock outstanding and underlying all warrants of the Issuer, as set forth in the Schedule14A filed by the Issuer with the SEC on February 11, 2005.

IDT does not directly beneficially own any securities of GraphOn. IDT owns all of the outstanding shares of common stock of IDT Capital. IDT may be deemed to be the indirect beneficial owner of all of the shares of Series A Stock and Series B Warrants owned by IDT Capital.

Howard S. Jonas does not directly beneficially own any securities of GraphOn. As of February 10, 2005, Mr. Jonas beneficially owned 1,826,308 shares of Common Stock, par value $0.01 per share, of IDT, 9,816,988 shares of Class A Common Stock, par value $0.01 per share, of IDT and 6,112,096 shares of Class B Common Stock, par value $0.01 per share, of IDT, representing approximately 18.1% of the outstanding shares of stock of IDT and approximately 57.9% of the combined voting power of IDT. Mr. Jonas may be deemed to be the indirect beneficial owner of all of the shares of Series A Stock and Series B Warrants owned by IDT Capital.

The filing of this 13D shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), the beneficial owner of securities of GraphOn owned by other parties.

Each of the Reporting Persons disclaims membership in a group with regard to the Common Stock for purposes of Section 13(d) of the Act.

(b) By virtue of his ownership of shares of stock of IDT, representing approximately 57.9% of the combined voting power of IDT, Mr. Jonas has the power to control the election of directors to IDT’s board of directors, which may be deemed as the power to direct the vote of the shares of the Series A Stock owned by IDT Capital and the shares of the Series B Stock acquirable by IDT Capital upon exercise of the Series B Warrants.

(c) Except as described in this Schedule 13D, no transactions in any securities of the Issuer have been effected by the Reporting Persons, nor to the best of IDT Capital’s knowledge by the persons listed on Exhibit 1 hereto, nor to the best of IDT’s knowledge by the persons listed on Exhibit 2 hereto, during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Item 4 above, none of the Reporting Persons has any contracts, arrangements, understandings, or relationship (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Name, business address and principal occupation of each executive officer and director of IDT Capital.

Exhibit 2	Name, business address and principal occupation of each executive officer and director of IDT.

Exhibit 3	Unit Purchase Agreement, dated as of January 31, 2005, by and among GraphOn, IDT Capital and the other signatories thereto,

Exhibit 4	Investor Rights Agreement, dated as of January 31, 2005, by and among GraphOn, IDT Capital and the other signatories thereto.

Exhibit 5	Joint Filing Agreement, dated as of February 14, 2005, by and among IDT Capital, IDT and Howard S. Jonas.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

IDT CAPITAL, INC.

By:	/s/ David Greenblatt
Name:	David Greenblatt
Title:	Chief Executive Officer

IDT CORPORATION, INC.

By:	/s/ Joyce J. Mason
Name:	Joyce J. Mason
Title:	Senior Vice President

/s/ Howard S. Jonas
Howard S. Jonas